Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

October 26, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 26, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from OPY Acquisition Corp. I (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A Common Stock,
par value $0.0001 per share and one-half of one Redeemable
Warrant to purchase one share of Class A Common Stock

Class A Common Stock, par value $0.0001 per share

Redeemable Warrants, each exercisable for one share of
Class A Common Stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi